FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of April 2010.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Announces Differences between Projected and Actual Financial Results for Fiscal Year Ended March 31, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2010
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on April 26, 2010 in Kyoto, Japan

Nidec Announces Differences between Projected and Actual Financial Results for Fiscal Year Ended March 31, 2010

Nidec Corporation (the “Company”)(NYSE: NJ) today announced differences between its financial forecast for the year ended March 31, 2010 (announced on January 28, 2010) and the actual financial results released today.

The details are as follows.

1. Differences between Projected and Actual Financial Results for Fiscal Year Ended March 31, 2010 (U.S. GAAP)

From April 1, 2009 to March 31, 2010 (Millions of yen, except per share amounts and percentages)
	For the year ended March 31, 2010				For the year ended March 31, 2009
	Forecast (as of January 28, 2010)	Actual	Change (amount)	Change (%)
Net sales	570,000	587,459	17,459	3.1	610,803
Operating income	67,000	78,342	11,342	16.9	52,015
Income from continuing operations before income taxes	63,000	75,002	12,002	19.1	47,270
Net income (attributable to the Company)	40,000	51,961	11,961	29.9	28,353
Earnings per share (attributable to the Company)	287.17	373.04	-	-	197.42

2. Factors behind the Differences between Projected and Actual Full-year Financial Results

The Company marked record quarterly profits in the fiscal fourth quarter (January-March 2010), reflecting a tangible progress in its profitability reform project (WPR™ ). As a result, the Company’s profits for the fiscal year ended March 31, 2010 significantly exceeded the previous earnings guidance announced on January 28, 2010.

Notes:

(1) In accordance with FASB ASC205-20 “Presentation of Financial Statements-Discontinued

Operations,” part of the prior-period statements have been retrospectively restated to reflect the reclassification of discontinued operations.

(2) The Company adopted ASC 810 “Consolidation” as of April 1, 2009. Accordingly, the line of item previously titled “Net income” has been renamed “Net income attributable to Nidec Corporation.

WPR was named by Shigenobu Nagamori of NIDEC CORPORATION based on his unique business management method in 2008.

WPR™ is a trademark of NIDEC CORPORATION in Japan.

WPR© Shigenobu Nagamori NIDEC CORPORATION 2008

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